Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2004	2003
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain (loss) (1)	$(3,232)	$9,420
Gain (Loss) per Class A Share	$(0.16)	$0.48
Shares used in calculation	19,829	19,706
DILUTED EPS
Net Gain (loss)	$(3,232)	$9,584
Gain (loss) per Class A Share	$(0.16)	$0.43
Shares used in calculation (2)	19,829	22,103

(1)	After deduction of accrued preferred stock dividends of $160 and $164 respectively.

(2)	In 2004, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.

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